Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

GUIYANG, China, March 7, 2024 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter and Fiscal Year 2023 Financial and Operational Highlights

•

Total net revenues in the fourth quarter of 2023 were RMB2,408.0 million (US$339.2 million), an increase of 25.3% from RMB1,922.5 million in the same period of 2022. Total net revenues in 2023 were RMB8,436.2 million (US$1,188.2 million), an increase of 25.3% from RMB6,733.6 million in 2022.

•

Net income in the fourth quarter of 2023 was RMB588.3 million (US$82.9 million), an increase of 200.6% from RMB195.7 million in the same period of 2022. Net income in 2023 was RMB2,227.1 million (US$313.7 million), an increase of 440.7% from RMB411.9 million in 2022.

•

Non-GAAP adjusted net income[1] in the fourth quarter of 2023 was RMB733.0 million (US$103.2 million), an increase of 64.4% from RMB445.8 million in the same period of 2022. Non-GAAP adjusted net income in 2023 was RMB2,797.0 million (US$394.0 million), an increase of 100.4% from RMB1,395.4 million in 2022.

•

Fulfilled orders[2] in the fourth quarter of 2023 reached 45.8 million, an increase of 40.4% from 32.6 million in the same period of 2022. Fulfilled orders in 2023 reached 158.8 million, an increase of 33.4% from 119.1 million in 2022.

•

Average shipper MAUs[3] in the fourth quarter of 2023 reached 2.24 million, an increase of 18.7% from 1.88 million in the same period of 2022. Average shipper MAUs in 2023 reached 2.03 million, an increase of 21.3% from 1.67 million in 2022.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, commented, “In 2023, we continued to confront external challenges while ushering in opportunities. Amid a modest economic recovery, the continued growth of our network effect and our platform’s unmatched value proposition accelerated user penetration and drove a strong full-year performance. We achieved four consecutive quarters of growth in fulfilled orders and average shipper MAUs, underscoring the vitality of China’s freight market, the trend of freight digitalization, and the vast potential of the small and medium-sized direct shipper market. For 2024, we will leverage our keen market insight to capitalize on opportunities and remain committed to long-term development, which we believe will pave the way for our sustainable growth.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “We ended 2023 with strong fourth quarter revenue and profit growth in a disruptive external environment. Fueled by a rapidly growing user base and order volume, we continued to provide more efficient and intelligent freight solutions to our shipper and trucker users. Our total net revenue exceeded the high end of our guidance, surging by 25.3% year over year to RMB2.41 billion, while our non-GAAP adjusted net income of RMB733.0 million was once again well ahead of market expectations. Notably, we achieved 44.0% year-over-year growth in transaction commission, driven by increased order volume on our platform. Moving through 2024, we will take a more active stance toward user acquisition to broaden our high-quality user base. Concurrently, we will further enrich our products and services to address users’ evolving needs and improve our freight matching efficiency. We are confident that we will create long-term sustainable value for our stakeholders as we continue to foster a healthy platform ecosystem.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Fourth Quarter 2023 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB998.5 million and RMB1,197.4 million for the three months ended December 31, 2022, and 2023, respectively). Total net revenues in the fourth quarter of 2023 were RMB2,408.0 million (US$339.2 million), representing an increase of 25.3% from RMB1,922.5 million in the same period of 2022, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the fourth quarter of 2023 were RMB2,015.8 million (US$283.9 million), representing an increase of 24.9% from RMB1,614.4 million in the same period of 2022. The increase was mainly due to the steady growth in revenues from freight brokerage service, as well as continued expansion in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the fourth quarter of 2023 were RMB1,124.7 million (US$158.4 million), an increase of 19.2% from RMB943.6 million in the same period of 2022, primarily attributable to an increase in transaction volume due to robust user demand.

•

Freight listing service. Revenues from freight listing service in the fourth quarter of 2023 were RMB246.2 million (US$34.7 million), an increase of 10.4% from RMB223.1 million in the same period of 2022, primarily due to a growing number of total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB644.8 million (US$90.8 million) in the fourth quarter of 2023, an increase of 44.0% from RMB447.8 million in the same period of 2022, primarily driven by strong order volume growth as well as higher per-order transaction commission.

Value-added services. Revenues from value-added services in the fourth quarter of 2023 were RMB392.2 million (US$55.2 million), an increase of 27.3% from RMB308.1 million in the same period of 2022, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB675.4 million and RMB864.7 million for the three months ended December 31, 2022, and 2023, respectively). Cost of revenues in the fourth quarter of 2023 was RMB1,152.3 million (US$162.3 million), compared with RMB951.8 million in the same period of 2022. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB1,015.3 million, representing an increase of 18.4% from RMB857.4 million in the same period of 2022, primarily due to the continued growth in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the fourth quarter of 2023 were RMB421.0 million (US$59.3 million), compared with RMB281.1 million in the same period of 2022. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the fourth quarter of 2023 were RMB266.0 million (US$37.5 million), compared with RMB408.2 million in the same period of 2022. The decrease was primarily due to lower share-based compensation expenses and professional service fees.

Research and Development Expenses. Research and development expenses in the fourth quarter of 2023 were RMB255.3 million (US$36.0 million), compared with RMB250.2 million in the same period of 2022. The increase was primarily due to higher share-based compensation expenses and increased investment in technology infrastructure, partially offset by a decrease in salary and benefits expenses.

Income/(Loss) from Operations. Income from operations in the fourth quarter of 2023 was RMB250.8 million (US$35.3 million), compared with loss from operations of RMB5.3 million in the same period of 2022.

Non-GAAP Adjusted Operating Income.4 Non-GAAP adjusted operating income in the fourth quarter of 2023 was RMB398.8 million (US$56.2 million), an increase of 60.6% from RMB248.4 million in the same period of 2022.

Net Income. Net income in the fourth quarter of 2023 was RMB588.3 million (US$82.9 million), an increase of 200.6% from RMB195.7 million in the same period of 2022.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the fourth quarter of 2023 was RMB733.0 million (US$103.2 million), an increase of 64.4% from RMB445.8 million in the same period of 2022.

Basic and Diluted Net Income per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.6 Basic and diluted net income per ADS were RMB0.56 (US$0.08) in the fourth quarter of 2023, compared with RMB0.18 in the same period of 2022. Non-GAAP adjusted basic net income per ADS was RMB0.70 (US$0.10) in the fourth quarter of 2023, compared with RMB0.42 in the same period of 2022. Non-GAAP adjusted diluted net income per ADS was RMB0.69 (US$0.10) in the fourth quarter of 2023, compared with RMB0.42 in the same period of 2022.

Balance Sheet and Cash Flow

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products of RMB27.6 billion (US$3.9 billion) in total, compared with RMB26.3 billion as of December 31, 2022.

As of December 31, 2023, the total outstanding balance of on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,521.1 million (US$495.9 million), compared with RMB2,648.4 million as of December 31, 2022. The total non-performing loan ratio7 for these loans was 2.0% as of December 31, 2023, which remained flat with that of December 31, 2022.

In the fourth quarter of 2023, net cash provided by operating activities was RMB758.1 million (US$106.8 million).

[4]

Non-GAAP adjusted operating income is defined as income/(loss) from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) settlement in principle of U.S. securities class action, which is non-recurring. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[6]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

Fiscal Year 2023 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB3,550.9 million and RMB4,172.7 million for the years ended December 31, 2022, and 2023, respectively). Total net revenues in 2023 were RMB8,436.2 million (US$1,188.2 million), representing an increase of 25.3% from RMB6,733.6 million in 2022, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in 2023 were RMB7,048.8 million (US$992.8 million), representing an increase of 24.6% from RMB5,656.7 million in 2022. The increase was primarily due to the rapid growth in transaction commissions as well as the growing revenues from our freight brokerage service.

•

Freight brokerage service. Revenues from freight brokerage service in 2023 were RMB3,916.4 million (US$551.6 million), an increase of 16.5% from RMB3,360.3 million in 2022, primarily driven by an increase in transaction volume as a result of improved user penetration.

•

Freight listing service. Revenues from freight listing service in 2023 were RMB929.4 million (US$130.9 million), an increase of 9.0% from RMB852.4 million in 2022, primarily attributable to a growing number of total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB2,203.1million (US$310.3 million) in 2023, an increase of 52.6% from RMB1,444.0 million in 2022, primarily driven by an increased order volume as well as higher per-order transaction commission.

Value-added services. Revenues from value-added services in 2023 were RMB1,387.3 million (US$195.4 million), an increase of 28.8% from RMB1,077.0 million in 2022, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB2,539.3 million and RMB3,121.0 million for the years ended December 31, 2022, and 2023, respectively). Cost of revenues in 2023 was RMB4,119.0 million (US$580.2 million), compared with RMB3,514.6 million in 2022. The increase was primarily attributable to an increase in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB3,693.5 million, representing an increase of 16.6% from RMB3,167.8 million in 2022, primarily due to an increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in 2023 were RMB1,239.2 million (US$174.5 million), compared with RMB902.3 million in 2022. The increase was primarily due to increased expenses in advertising and marketing activities for user acquisitions.

General and Administrative Expenses. General and administrative expenses in 2023 were RMB937.7 million (US$132.1 million), compared with RMB1,417.9 million in 2022. The decrease was primarily due to lower share-based compensation expenses and a decrease in professional service fees, partially offset by settlement in principle of certain U.S. securities class action, which was disclosed in the Form 6-K filed on September 18, 2023.

Research and Development Expenses. Research and development expenses in 2023 were RMB946.6 million (US$133.3 million), compared with RMB914.2 million in 2022. The increase was primarily due to higher share-based compensation expenses and increased investment in technology infrastructure.

Income/(Loss) from Operations. Income from operations in 2023 was RMB997.4 million (US$140.5 million), compared with loss from operations of RMB162.0 million in 2022.

Non-GAAP Adjusted Operating Income. Non-GAAP adjusted operating income in 2023 was RMB1,580.4 million (US$222.6 million), an increase of 89.1% from RMB835.7 million in 2022.

Net Income. Net income in 2023 was RMB2,227.1 million (US$313.7 million), an increase of 440.7% from RMB411.9 million in 2022.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in 2023 was RMB2,797.0 million (US$394.0 million), an increase of 100.4% from RMB1,395.4 million in 2022.

Basic and Diluted Net Income per ADS and Non-GAAP Adjusted Basic and Diluted Net Income per ADS. Basic net income per ADS was RMB2.10 (US$0.30) in 2023, compared with RMB0.38 in 2022. Diluted net income per ADS was RMB2.09 (US$0.29) in 2023, compared with RMB0.38 in 2022. Non-GAAP adjusted basic net income per ADS was RMB2.64 (US$0.37) in 2023, compared with RMB1.29 in 2022. Non-GAAP adjusted diluted net income per ADS was RMB2.63 (US$0.37) in 2023, compared with RMB1.29 in 2022.

Business Outlook

The Company expects its total net revenues to be between RMB2.11 billion and RMB2.16 billion for the first quarter of 2024, representing a year-over-year growth rate of approximately 23.9% to 27.1%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Update

On March 3, 2023, the Company’s Board of Directors authorized a share repurchase program, under which the Company may repurchase up to US$500 million of the Company’s ADSs during a period of up to 12 months starting from March 13, 2023. As of March 6, 2024, the Company had repurchased an aggregate of approximately 30.7 million ADSs for approximately US$200.0 million from the open market under the share repurchase program.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on March 7, 2024, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year 2023.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong, SAR (toll free):	800-963-976
Hong Kong, SAR:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	9049178

The replay will be accessible through March 14, 2024, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5149135

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) settlement in principle of U.S. securities class action. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,137,312	6,770,895	953,661
Restricted cash – current	83,759	115,513	16,270
Short-term investments	21,087,089	11,516,304	1,622,037
Accounts receivable, net	13,015	23,418	3,298
Loans receivable, net	2,648,449	3,521,072	495,933
Prepayments and other current assets	2,034,427	2,049,780	288,705

Total current assets	31,004,051	23,996,982	3,379,904
Restricted cash – non-current	—	10,000	1,408
Long-term investments[1]	1,774,270	11,075,739	1,559,985
Property and equipment, net	108,824	194,576	27,405
Intangible assets, net	502,421	449,904	63,368
Goodwill	3,124,828	3,124,828	440,123
Deferred tax assets	41,490	149,081	20,998
Operating lease right-of-use assets and land use rights	132,000	134,867	18,996
Other non-current assets	8,427	211,670	29,813

Total non-current assets	5,692,260	15,350,665	2,162,096

TOTAL ASSETS	36,696,311	39,347,647	5,542,000

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	27,953	25,220	3,552
Amount due to related parties	122,152	—	—
Prepaid for freight listing fees and other service fees	462,080	548,917	77,313
Income tax payable	52,233	154,916	21,819
Other tax payable	721,597	784,617	110,511
Operating lease liabilities – current	44,590	37,758	5,318
Accrued expenses and other current liabilities	1,301,160	1,723,245	242,714

Total current liabilities	2,731,765	3,274,673	461,227
Deferred tax liabilities	121,611	108,591	15,295
Operating lease liabilities – non-current	35,931	46,709	6,579
Other non-current liabilities	—	22,950	3,232

Total non-current liabilities	157,542	178,250	25,106

TOTAL LIABILITIES	2,889,307	3,452,923	486,333

MEZZANINE EQUITY
Redeemable non-controlling interests	149,771	277,420	39,074
SHAREHOLDERS’ EQUITY
Ordinary shares	1,377	1,371	193
Treasury stock	—	(608,117)	(85,651)
Additional paid-in capital	47,758,178	47,713,985	6,720,374
Accumulated other comprehensive income	2,511,170	2,897,871	408,157
Accumulated deficit	(16,613,492)	(14,400,604)	(2,028,283)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	33,657,233	35,604,506	5,014,790
Non-controlling interests	—	12,798	1,803

TOTAL SHAREHOLDERS’ EQUITY	33,657,233	35,617,304	5,016,593

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	36,696,311	39,347,647	5,542,000

1.

The Group’s long-term investments consist of RMB8,540 million long-term time deposits, RMB678 million wealth management products with maturities over one year, RMB831 million investments in debt securities, RMB318 million equity method investments, and RMB708 million equity investments without readily determinable fair value as of December 31, 2023.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues (including value added taxes, “VAT”, of RMB998.5 million and RMB1,197.4 million for the three months ended December 31, 2022 and 2023, RMB3,550.9 million and RMB4,172.7 million for the year ended December 31, 2022 and 2023, respectively)	1,922,473	2,263,917	2,407,957	339,154	6,733,644	8,436,159	1,188,210
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB675.4 million and RMB864.7 million for the three months ended December 31, 2022 and 2023, RMB2,539.3 million and RMB3,121.0 million for the year ended December 31, 2022 and 2023, respectively)(1)	(951,779)	(1,142,057)	(1,152,317)	(162,300)	(3,514,551)	(4,119,016)	(580,151)
Sales and marketing expenses(1)	(281,129)	(290,782)	(420,960)	(59,291)	(902,269)	(1,239,191)	(174,536)
General and administrative expenses(1)	(408,181)	(290,443)	(266,016)	(37,468)	(1,417,933)	(937,677)	(132,069)
Research and development expenses(1)	(250,207)	(237,716)	(255,344)	(35,964)	(914,151)	(946,635)	(133,331)
Provision for loans receivable	(53,900)	(62,948)	(67,627)	(9,525)	(194,272)	(234,599)	(33,043)

Total operating expenses	(1,945,196)	(2,023,946)	(2,162,264)	(304,548)	(6,943,176)	(7,477,118)	(1,053,130)
Other operating income	17,453	7,089	5,123	722	47,530	38,388	5,407

(Loss) income from operations	(5,270)	247,060	250,816	35,328	(162,002)	997,429	140,487
Other income (expense)
Interest income	202,324	297,249	313,037	44,090	483,658	1,141,861	160,828
Interest expenses	—	—	—	—	(175)	—	—
Foreign exchange gain (loss)	1,531	585	(2,909)	(410)	15,048	(2,149)	(303)
Investment income	1,212	22,605	25,832	3,638	5,411	55,621	7,834
Unrealized gain (loss) from fair value changes of trading securities and derivative assets	4,986	(12,124)	6,833	962	(63,390)	12,938	1,822
Other income, net	5,085	116,885	2,457	346	230,631	130,264	18,347
Share of loss in equity method investees	(73)	(236)	(825)	(116)	(1,246)	(2,067)	(291)

Total other income	215,065	424,964	344,425	48,510	669,937	1,336,468	188,237

Net income before income tax	209,795	672,024	595,241	83,838	507,935	2,333,897	328,724
Income tax expense	(14,110)	(53,601)	(6,991)	(985)	(96,035)	(106,804)	(15,043)

Net income	195,685	618,423	588,250	82,853	411,900	2,227,093	313,681
Less: net (loss) income attributable to non-controlling interests	—	(675)	(591)	(83)	539	(1,252)	(176)
Less: measurement adjustment attributable to redeemable non-controlling interest	1,845	4,745	4,752	669	4,599	15,457	2,177

Net income attributable to ordinary shareholders	193,840	614,353	584,089	82,267	406,762	2,212,888	311,680

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.01	0.03	0.03	0.00	0.02	0.10	0.01
—Diluted	0.01	0.03	0.03	0.00	0.02	0.10	0.01
Net income per ADS*
—Basic	0.18	0.58	0.56	0.08	0.38	2.10	0.30
—Diluted	0.18	0.58	0.56	0.08	0.38	2.09	0.29
Weighted average number of ordinary shares used in computing net income per share
—Basic	21,246,855,688	21,025,267,682	20,949,011,129	20,949,011,129	21,517,856,981	21,111,924,886	21,111,924,886
—Diluted(2)	21,305,376,233	21,059,252,652	21,016,273,541	21,016,273,541	21,579,616,389	21,162,351,461	21,162,351,461
Weighted average number of ADS used in computing net income per ADS
—Basic	1,062,342,784	1,051,263,384	1,047,450,556	1,047,450,556	1,075,892,849	1,055,596,244	1,055,596,244
—Diluted(2)	1,065,268,812	1,052,962,633	1,050,813,677	1,050,813,677	1,078,980,819	1,058,117,573	1,058,117,573

*	Each ADS represents 20 ordinary shares.
(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,812	2,796	2,593	365	6,406	8,576	1,208
Sales and marketing expenses	12,163	15,217	16,014	2,256	39,771	55,503	7,817
General and administrative expenses	201,514	81,249	89,255	12,571	809,194	297,469	41,898
Research and development expenses	19,749	22,938	22,813	3,213	63,884	80,279	11,307

Total	235,238	122,200	130,675	18,405	919,255	441,827	62,230

(2)

Weighted average number of ordinary shares/ADS used in computing diluted net income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
(Loss) income from operations	(5,270)	247,060	250,816	35,328	(162,002)	997,429	140,487
Add:
Share-based compensation expense	235,238	122,200	130,675	18,405	919,255	441,827	62,230
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,834	56,484	52,084	7,336
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	603	21,914	17,124	2,412
Settlement in principle of U.S. securities class action	—	71,900	—	—	—	71,900	10,127

Non-GAAP adjusted operating income	248,370	458,462	398,793	56,170	835,651	1,580,364	222,592

Net income	195,685	618,423	588,250	82,853	411,900	2,227,093	313,681
Add:
Share-based compensation expense	235,238	122,200	130,675	18,405	919,255	441,827	62,230
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,834	56,484	52,084	7,336
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	603	21,914	17,124	2,412
Settlement in principle of U.S. securities class action	—	71,900	—	—	—	71,900	10,127
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(459)	(14,120)	(13,021)	(1,834)

Non-GAAP adjusted net income	445,795	826,570	732,972	103,236	1,395,433	2,797,007	393,952

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	193,840	614,353	584,089	82,267	406,762	2,212,888	311,680
Add:
Share-based compensation expense	235,238	122,200	130,675	18,405	919,255	441,827	62,230
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,834	56,484	52,084	7,336
Compensation cost incurred in relation to acquisitions	4,281	4,281	4,281	603	21,914	17,124	2,412
Settlement in principle of U.S. securities class action	—	71,900	—	—	—	71,900	10,127
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(459)	(14,120)	(13,021)	(1,834)

Non-GAAP adjusted net income attributable to ordinary shareholders	443,950	822,500	728,811	102,650	1,390,295	2,782,802	391,951

Non-GAAP adjusted net income per ordinary share
—Basic	0.02	0.04	0.03	0.00	0.06	0.13	0.02
—Diluted	0.02	0.04	0.03	0.00	0.06	0.13	0.02
Non-GAAP adjusted net income per ADS
—Basic	0.42	0.78	0.70	0.10	1.29	2.64	0.37
—Diluted	0.42	0.78	0.69	0.10	1.29	2.63	0.37